Exhibit 12.1

Kansas City Southern

Computation of Ratio of Earnings to Fixed Charges

Dollars in millions

	Three Months Ended March 31,	Years Ended December 31,
	2016	2015(ii)	2014(ii)	2013	2012(iii)	2011(iv)
Earnings:
Pretax income from continuing operations, excluding equity in earnings of affiliates (i)	$161.0	$654.3	$692.0	$532.8	$597.1	$436.8
Interest expense	23.6	81.9	72.8	80.6	100.4	129.1
Portion of rents representative of an appropriate interest factor	4.8	21.3	25.4	35.5	36.2	40.2
Distributed income of equity investments	—	16.5	25.5	12.5	19.8	18.1

Pretax income as adjusted	$189.4	$774.0	$815.7	$661.4	$753.5	$624.2

Fixed Charges:
Interest expense	$23.6	$81.9	$72.8	$80.6	$100.4	$129.1
Capitalized interest	0.1	0.7	0.9	1.1	0.9	1.0
Portion of rents representative of an appropriate interest factor	4.8	21.3	25.4	35.5	36.2	40.2

Total fixed charges	$28.5	$103.9	$99.1	$117.2	$137.5	$170.3

Ratio of earnings to fixed charges	6.6	7.4	8.2	5.6	5.5	3.7

Note: Excludes amortization of capitalized interest due to immateriality.

(i)	During 2015, 2014, 2013, 2012 and 2011, the Company recognized pre-tax debt retirement and exchange costs of $7.6 million, $6.6 million, $119.2 million, $20.1 million and $38.7 million, respectively, related to debt restructuring activities that occurred during the periods.
(ii)	During 2015 and 2014, the Company recognized pre-tax lease termination costs of $9.6 million and $38.3 million, respectively, due to the early termination of certain operating leases and the related purchase of equipment.
(iii)	During 2012, the Company recognized a pre-tax gain of $43.0 million within operating expenses for the elimination of deferred statutory profit sharing liability, net as a result of the organizational restructuring during the period.
(iv)	During 2011, the Company recognized a pre-tax gain of $25.6 million within operating expenses for insurance recoveries related to hurricane damage.